SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 15, 2023
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated

February 15, 2023

“CONDENSED CONSOLIDATED UNAUDITED INTERIM
RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER

2022 AND CASH DIVIDEND
DECLARATION

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 15, 2023

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
CONDENSED CONSOLIDATED

UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED
31 DECEMBER 2022 AND CASH DIVIDEND DECLARATION
INTRODUCTION
The contents of this

short form announcement are the

responsibility of the board of

directors of DRDGOLD
(“ Board ”).
Shareholders

are

advised

that

this

short

form

announcement

represents

a

summary

of

the

information
contained in the full announcement and does not contain full or complete details.

Any investment decisions by investors and/or shareholders should therefore be based on consideration of the full announcement, accessible via

the JSE Limited (“
JSE ”) link at
https://senspdf.jse.co.za/documents/2023/JSE/ISSE/DRD/Interim_23.pdf and also available for viewing on the
Company’s website at https://www.drdgold.com/downloads?task=download.send&id=295&catid=122&m=0.
A copy

of the

full announcement

is available

for inspection,

at DRDGOLD’s

registered office

and at

the
offices

of

its

sponsor

at

no

charge

during

normal

business

hours

on

Mondays

to

Fridays

from

today,

15 February 2023.
KEY FINANCIAL RESULTS

SUMMARY
Six months ended
31 December 2022
Six months ended
31 December 2021
% change
Revenue – R million 2,654.3 2,498.5 6%
Operating profit – R million 792.4 832.0 (5%)
Earnings per share – South African (“ SA ”)
cents per share (“ cps ”)
62.3 58.0 7%
Headline earnings per share – SA cps 62.3 58.0 7%
Interim dividend – SA cps 20 20 -

DIVIDEND
The Board

has declared

an interim

cash dividend

of 20

SA cps

for the

six months

ended 31

December
2022 as follows:
●

the dividend has been declared out of income reserves;
●

the local Dividend Withholding Tax

rate is 20% (twenty per cent);
●

the

gross

local

dividend

amount

is

20

SA

cents

per

ordinary

share

for

shareholders

exempt

from
Dividend Withholding Tax;
●

the net local dividend

amount is 16 SA

cents per ordinary share for

shareholders liable to pay Dividend
Withholding Tax;
●

DRDGOLD

currently

has

864,588,711

ordinary

shares

in

issue

(which

includes

3,896,663

treasury
shares); and
●

DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with

the requirements of

Strate Proprietary

Limited (“
Strate
”) and the

JSE Limited Listings
Requirements, given the

Company’s primary listing

on the

exchange operated by

the JSE,

the salient

dates
for payment of the dividend are as follows:
●

last date to trade ordinary shares
cum
-dividend: Tuesday,

7 March 2023;
●

ordinary shares trade
ex
-dividend: Wednesday,

8 March 2023;
●

record date: Friday,

10 March 2023; and
●

payment date: Monday,

13 March 2023.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred

to

such shareholders’

bank

accounts or,

in the

absence of

suitable

mandates,
dividends

will

be

held

in

escrow

by

the

Company

until

suitable

mandates

are

received

to

electronically
transfer dividends to such shareholders.
Dividends in respect of dematerialised

shareholdings will be credited to

such shareholders’ accounts with
the relevant Central Securities Depository Participant (CSDP)

or broker.

To

comply with

the further

requirements of Strate

and the JSE,

between Wednesday,

8 March 2023

and
Friday,

10 March

2023,

both

days

inclusive,

no

transfers

between

the

SA share

register

and

any

other
share

register

will

be

permitted

and

no

ordinary

shares

pertaining

to

the

SA

share

register

may

be
dematerialised or rematerialised.
The currency

conversion date

for the

Australian and

United Kingdom

share registers

will be Monday,

13
March 2023.

The holders of

American Depositary Receipts (“
ADRs
") should confirm dividend

details with the depository
bank.
Assuming an exchange

rate of R17.00/$1,

the net dividend

payable on an

ADR is equivalent

to 9 United
States cents per

ADR for ADR

holders liable to

pay dividend withholding

tax. However,

the actual rate

of
payment will depend on the exchange rate on the date

for currency conversion.
On behalf of the Board

TJ Cumming

DJ Pretorius
Non-Executive Chairman

Chief Executive Officer
Johannesburg

15 February 2023
DIRECTORS - (
#
Independent) (^Lead Independent)
Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
AJ (Riaan) Davel (Chief Financial Officer)
Non-Executives:
TJ Cumming (Non-Executive Chairman); EA Jeneker
#
^; JA Holtzhausen
#
, TVBN Mnyango
#
, JJ Nel
#
,

KP Lebina
#
, CD Flemming
#
Company Secretary:
E Beukes

Investor Relations:
For further information, contact Jane Kamau at:

Tel:

(+27) (0)11 880

3924
Website: http://www.drdgold.com
Registered Office:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
Sponsor:
One Capital
17 Fricker Road, Illovo, 2196